Exhibit 12.1
Ingram Micro Inc. Computation of Consolidated Ratio of Earnings to Fixed Charges

	Twenty-six weeks
	ended	Fiscal Year Ended
	July 3, 2010	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006	December 31, 2005
Fixed charges:
Interest expense and amortized premiums, discounts and capitalized expenses related to indebtedness	$13,469	$28,177	$64,548	$75,495	$54,599	$48,957
Estimated interest within rental expense (A)	14,887	41,610	53,222	47,678	39,659	37,114

Total fixed charges	$28,356	$69,787	$117,770	$123,173	$94,258	$86,071

Earnings:
Income (loss) before income taxes	191,955	269,248	(382,138)	385,238	367,333	301,937
Fixed charges	28,356	69,787	117,770	123,173	94,258	86,071

Total earnings	$220,311	$339,035	$(264,368)	$508,411	$461,591	$388,008

Ratio of earnings to fixed charges	7.8	4.9	(B )	4.1	4.9	4.5

(A)	Interest is estimated at 33% of rental charges, which considers the mix of building and equipment rental and assumption of average debt service cost over the assumed life of the related property

(B)	Due to our loss in the year ended January 3, 2009, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $382,138.